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[LINCOLN FINANCIAL GROUP(SM) LOGO]

                                                                  LAW DEPARTMENT
                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                               350 CHURCH STREET
                                                              HARTFORD, CT 06103

                                                               SCOTT C. DUROCHER
                                                                  SENIOR COUNSEL
                                                             Phone: 860-466-1222
                                                          Scott.Durocher@LFG.com
VIA EDGAR

May 28, 2013

Alberto H. Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:      The Lincoln National Life Insurance Company
         Lincoln Life & Annuity Company of New York
         Lincoln Life Variable Annuity Account N
         Lincoln New York Account N for Variable Annuities
         Initial Registration Statements on Form N-4
         FILING NOS.: 333-186894, 811-08517; 333-186895; 811-09763

Dear Mr. Zapata:

This letter is in response to the comments you provided over the telephone on May 28, 2013.

1. COVER PAGE

  The EDGAR class identifier for the prospectus is Lincoln ChoicePlus Assurance Prime. The title of the prospectus on the cover page does not include the term "Lincoln." Please reconcile the name on the cover page with the EDGAR class identifier.

  RESPONSE:

  The title on the cover page has been revised.

2. COVER PAGE

  On the cover page, the registrant states that the prospectus is primarily for use with qualified plans and non-qualified plans. If the products will be used for other purposes, please add disclosure describing the other uses. Alternately, please remove word "primarily".

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  RESPONSE:

  The word "primarily" has been removed.

3. EXAMPLES

  The examples do not appear to have been calculated using the assumptions stated in the above paragraph. Please confirm that the examples are correct or revise accordingly.

  RESPONSE:

  Our actuaries have confirmed that the examples have been calculated correctly using the assumptions as stated in the paragraph preceding the calculations.

Please call me at 860-466-1222 should you have any questions or additional comments.

Sincerely,

/s/ Scott C. Durocher
Scott C. Durocher
Senior Counsel


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[LINCOLN FINANCIAL GROUP(R) LOGO]

VIA EDGAR

May 28, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Lincoln Life Variable Annuity Account N ("Registrant") and The Lincoln National Life Insurance Company ("Depositor") File No. 333-186894; Pre-Effective Amendment No. 1 ("Amendment")

Ladies and Gentlemen:

The Lincoln National Life Insurance Company filed the above-referenced Amendment to the Registration Statement on May 28, 2013. Pursuant to Rule 461 under the Securities Act of 1933, The Lincoln National Life Insurance Company, in its capacity as Depositor for the Registrant, and Lincoln Financial Distributors, Inc., in its capacity as Principal Underwriter, respectfully request that the effective date of the Amendment be accelerated and that the amended Registration Statement be declared effective on June 1, 2013, or as soon as possible thereafter.

Please contact Scott C. Durocher, Esquire at 860-466-1222 with any questions or comments regarding this request.

Sincerely,

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
LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK              LINCOLN FINANCIAL DISTRIBUTORS, INC.
(Depositor)                                             (Principal Underwriter)

/s/ Stephen Turer                                       /s/ Thomas Murray

By:  Stephen R. Turer                                   By:  Thomas F. Murray
     Vice President                                              Vice President
     Lincoln Life & Annuity Company of New York         Lincoln Financial Distributors, Inc.
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